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                        NOTICE OF SETTLEMENT OF CLASS,
                   DERIVATIVE, AND DOUBLE DERIVATIVE ACTIONS

TO: ALL LIMITED PARTNERS OF SYNTHETIC INDUSTRIES, L.P. ("THE PARTNERSHIP") AND STOCKHOLDERS OF SYNTHETIC INDUSTRIES, INC. ("THE COMPANY").

                                   IMPORTANT

PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY. THIS NOTICE MAY AFFECT YOUR RIGHTS. THIS NOTICE RELATES TO THE PENDENCY AND SETTLEMENT OF DERIVATIVE, DOUBLE DERIVATIVE AND CLASS CLAIMS NOW PENDING IN A FEDERAL ACTION IN CALIFORNIA AND IN THE CHANCERY COURT OF DELAWARE.

                             SUMMARY OF SETTLEMENT

THIS SUMMARY RELATES TO THE PENDENCY AND SETTLEMENT OF DERIVATIVE, DOUBLE DERIVATIVE AND CLASS CLAIMS NOW PENDING IN A FEDERAL ACTION IN CALIFORNIA AND IN THE CHANCERY COURT OF DELAWARE. THIS IS JUST A SUMMARY. PLEASE READ THE ATTACHED NOTICE CAREFULLY AND IN ITS ENTIRETY.

RECOVERY. The Settlement resolves a number of disputes involving the Partnership and the Company. (See "IV. Definitions Used In This Notice" for definitions of all capitalized terms.) The Settlement will result in a diligent, cooperative effort to sell the Company in a transaction that maximizes value for the Company's stockholders and is determined by the Company's independent directors to be fair and in the best interests of the Company's stockholders, followed by the orderly liquidation of the Partnership. If the Company is sold, the sale proceeds received by the Partnership for its stock in the Company will be distributed pro rata to the Partners in the Partnership liquidation, after provision for liabilities including, but not limited to, the costs of Settlement and attorneys' fees and expenses that may be awarded by the Court ("Liabilities"). If the Company is not sold, the Partnership will nonetheless be dissolved and liquidated in accordance with the terms of the Partnership Agreement, and, after provision for Liabilities, the Company stock held by the Partnership will be distributed pro rata to the Partners in an orderly manner.

The Settlement also resolves in the Limited Partners' favor a dispute over the allocation of distributions if the Priority Return is exceeded. Specifically, distributions by the Partnership will be allocated 70% to the Limited Partners and 30% to the General Partner after the Priority Return is reached. The General Partner and certain Limited Partners had claimed that under the Partnership Agreement, in a liquidation of the Partnership, the General Partner would be entitled to 100% of approximately the first $60 to $65 million of distributions after the Priority Return is reached. As of September 1, 1999, the Priority Return will be reached if the aggregate amount distributed to the Limited Partners exceeds approximately $200,000 per unit of limited partnership interest.

IDENTITIES OF PLAINTIFFS' COUNSEL. Class members with questions may contact Plaintiffs' Counsel: The Mills Law Firm, 300 Drake's Landing, Suite #155, Greenbrae, CA 94904, telephone (415) 464-4770, facsimile (415) 464-4777,
Attention: Robert W. Mills, Esq.; and Smith, Katzenstein & Furlow LLP, 800 Delaware Avenue, P.O. Box 410, Wilmington, DE 19899, telephone (302) 652-8400, facsimile (302) 652-8405, Attention: Craig B. Smith, Esq.

STATEMENT OF DISAGREEMENT ON POTENTIAL OUTCOME OF CASE. Plaintiffs allege that Defendants breached their fiduciary duties, violated the Partnership Agreement, and violated the federal securities laws. Defendants deny Plaintiffs' allegations. Plaintiffs allege class claims that seek injunctive relief on behalf of the Limited Partners. Plaintiffs also allege claims derivatively on behalf of the Partnership and double derivatively on behalf of the Company. While Plaintiffs believe that the claims for injunctive and declaratory relief, including claims for removal of the General Partner and appointment of a liquidating trustee to wind up the Partnership's affairs, predominate in this litigation, they also believe that they would be entitled to substantial damages if they were to prevail on their breach of fiduciary duty and/or Partnership Agreement damages claims; Defendants disagree. With respect to only their derivative securities law damages claims, Plaintiffs believe that they would be entitled to recover damages of approximately $600 per Unit if they were to prevail; again, Defendants do not agree that Plaintiffs are entitled to any damages.
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STATEMENT OF ATTORNEYS' FEES AND EXPENSES.  In connection with the settlement of the entire litigation, Plaintiffs' Counsel will apply to the Court for an award of fees and expenses. It is Plaintiffs' Counsel's position that the fees and costs to be sought are supported by their efforts relating to the litigation and the dissolution and liquidation of the Partnership. These efforts include: (1) successful opposition to a proposed public offering of the Partnership's stock in the Company in August 1996 that Plaintiffs' Counsel believe would have resulted in the Partnership receiving only approximately $12 per share, or about $87,000 per Unit, before payment of liabilities; (2) successfully enjoining the Defendants' March 1997 liquidation plan; (3) preparation and filing of proxy materials proposing a dissolution and liquidation of the Partnership similar, in material respects, to that provided for in the Settlement; (4) resolving in the Limited Partners' favor a dispute over allocations after the Priority Return is reached; (5) ongoing participation in the process pursuant to which the Company will be offered for sale; and (6) other benefits resulting from the Settlement arrived at during negotiations between Plaintiffs' Counsel and counsel for the Defendants.

Plaintiffs' Counsel will apply to the Court for the Partnership to pay their attorney's fees as follows: (a) if a Sale of the Company Transaction is consummated, for fees not to exceed eighteen percent (18%) of the difference between the amount received per share by the Partnership for the Company's stock and $13.00 per share, multiplied by the number of shares of Company stock owned by the Partnership; (b) if no Sale of the Company Transaction is consummated, for fees not to exceed eighteen percent (18%) of the difference between the average trading price of the Company's stock, in the 30- day period starting four trading days after the date that a public announcement is made that there will be no Sale of the Company Transaction, and $13 per share, multiplied by the number of shares of Company stock owned by the Partnership. The Partnership owns 5,699,194 shares of Company stock. Plaintiffs' Counsel will also apply for reimbursement of costs and expenses in an amount no greater than $280,000, plus such reasonable expenses as they may incur in connection with the administration of the Settlement, including their participation in the process by which the Company is offered for sale. The terms of fee agreements between a significant number of Limited Partners and Plaintiffs' Counsel provide that Plaintiffs' Counsel would be entitled to a fee of 25% rather than 18% of the amount by which the value of the liquidating distributions to Limited Partners exceeds $92,300 per Unit (or approximately $13 per share of Company stock). However, Plaintiffs' Counsel will waive enforcement of such fee agreements if their fee application is approved.

Court approval of the Settlement is not conditioned upon the Court's ruling on Plaintiffs' Counsel's application for fees and expenses, and Plaintiffs' Counsel have undertaken to fully support the Settlement regardless of any action that may be taken with respect to the fee application.

REASONS FOR SETTLEMENT. Plaintiffs' Counsel have concluded that it is in the best interests of the Settlement Class to settle with the Defendants on the terms described in this Notice. The Settlement was reached after extensive, arm's- length negotiations and accomplishes the principal goals of the pending litigation. Under the Settlement, the General Partner will retire, and a diligent, good-faith effort to market the Company and maximize value for all stockholders, including the Partnership, will be undertaken with the support and cooperation of all parties. This effort will be conducted by a prominent investment banking firm, under the direction of the independent directors of the Company, and a Special Advisory Committee composed of two persons selected by Plaintiffs' Counsel will monitor the process and participate in a non-voting capacity.

All stockholders of the Company, including the Partnership, would benefit from a Sale of the Company Transaction. Even if no Sale of the Company Transaction results, the Limited Partners' investment will still be liquidated, and the affairs of the Partnership wound up, to the benefit of the Limited Partners. The Company and its stockholders would likewise benefit from the liquidation of the Partnership and elimination of its 66% ownership of the Company's stock, and from the creation of an increased public float for the Company's stock.

Further, under the Settlement, the General Partner has agreed to waive any claim to 100% of the first $60 - $65 million of distributions after the Priority Return is realized.

LIMITED PARTNERS' OPPORTUNITY TO COMMENT. Class members or stockholders who do not wish to object to the Settlement do not have to respond at this time.
Class members or stockholders who wish to object to the Settlement or to Plaintiffs' Counsel's fee application must do so now in accordance with the instructions contained in this notice. See Section III.K below.





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                         NOTICE OF SETTLEMENT OF CLASS,
                   DERIVATIVE, AND DOUBLE DERIVATIVE ACTIONS

THIS NOTICE PROVIDES THE FOLLOWING INFORMATION:

I.       INTRODUCTION
         A.      WHY YOU SHOULD READ THIS NOTICE.
         B.      THE BASIC TERMS OF THE PROPOSED SETTLEMENT.
         C.      THE NATURE OF THE DISPUTE AND CLAIMS BEING SETTLED.

II.      DEFENDANTS' STATEMENT AND DENIAL OF WRONGDOING OR LIABILITY.

III.     MATERIAL TERMS OF THE SETTLEMENT.
         A. THE GENERAL PARTNER WILL RETIRE AND THE COURT WILL APPOINT A LIQUIDATING TRUSTEE TO WIND UP THE AFFAIRS OF THE PARTNERSHIP.
         B. THE SALE OF THE COMPANY PROCESS, THE PARTICIPANTS IN THAT PROCESS AND THEIR ROLES.
         C.      WHAT IF THERE IS A BONA FIDE PROPOSAL FOR A SALE OF THE
                 COMPANY TRANSACTION?
         D.      WHEN WILL THE SALES PROCESS COMMENCE AND HOW LONG WILL IT LAST?
         E.      WHAT IF THERE IS NO SALE OF THE COMPANY TRANSACTION?
         F. AGREEMENT TO PLAINTIFFS' INTERPRETATION OF THE PRIORITY RETURN PROVISION IN THE PARTNERSHIP AGREEMENT.
         G. WHO IS THE LIQUIDATING TRUSTEE AND WHAT WILL THE LIQUIDATING TRUSTEE DO?
         H.      WHY DO PLAINTIFFS' COUNSEL RECOMMEND THE SETTLEMENT?
         I.      WHAT ARE THE ATTORNEYS' FEES AND EXPENSES?
         J.      WHAT CLAIMS ARE BEING RELEASED?
         K.      WHAT IS THE SETTLEMENT APPROVAL PROCEDURE?

IV.      DEFINITIONS USED IN THIS NOTICE.

V.       WHERE CAN YOU GET ADDITIONAL INFORMATION?


I.       INTRODUCTION.

         A.      WHY YOU SHOULD READ THIS NOTICE.

         This notice is given pursuant to Rules 23 and 23.1 of the Federal Rules of Civil Procedure and pursuant to an order of the United States District Court for the Northern District of California. Its purpose is to inform you of the Court's preliminary approval of the settlement of two cases concerning Synthetic Industries, L.P., a Delaware limited partnership




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("the Partnership"), and Synthetic Industries, Inc. ("the Company").  The cases are entitled Dwight E. Wininger, et al. v. SI Management, L.P., et al., Case No. C97-1622 CW, a class, derivative and double derivative action filed in this Court ("the California Action"), and Dwight E. Wininger et al. v. SI Management L.P., et al., Consol. Case No. 15538NC, a class, derivative and double derivative action filed in the Delaware Chancery Court ("the Delaware Action"). The plaintiffs in the two actions, Dwight E. Wininger, Charlene E. Sutherland and Gary T. Charlebois, are all Limited Partners of the Partnership.

         This Notice describes your rights under the Settlement, and the time, date and location of a hearing at which the Court will consider whether to approve the Settlement and will hear Plaintiffs' Counsel's application for an award of fees and expenses. This Notice is not intended to be, and should not be construed as, an expression of any opinion by the Court with respect to the merits of the allegations or the merits of the claims or defenses asserted by any party to either of the Actions.

         This Settlement, which is subject to final approval by the Court, will result in a complete dismissal of the California and Delaware Actions, and a complete release of all claims, known or unknown, which were or could have been asserted in those actions.

         The details of the Settlement are summarized below. Capitalized terms appearing in this Notice are defined below in Section IV.

         B.      THE BASIC TERMS OF THE PROPOSED SETTLEMENT.

         The Court has ordered, for purposes of the Settlement only, that the class, derivative and double derivative claims asserted in the Actions shall be settled collectively by the Plaintiffs and by their counsel on behalf of the Settlement Class, the Partnership, and the Company. A copy of the Stipulation of Settlement, which contains further details concerning the Settlement, is on file with the Clerk of the Court.

         The Settlement resolves a number of disputes relating to the Partnership and the Company. The Settlement will result in an effort to consummate a Sale of the Company Transaction that will maximize the value to stockholders, including the Partnership, of their stock in the Company. It will be followed by the orderly liquidation of the Partnership. To accomplish this, the General Partner will retire and an independent Liquidating Trustee will be appointed by the Court to wind up the Partnership's affairs. A Special Committee composed of the independent directors of the Company (i.e., those directors who are not affiliated with the General Partner or the Company's management) will engage a prominent investment banking firm to thoroughly and diligently market the Company. A non-voting Special Advisory Committee composed of two persons selected by Plaintiffs' Counsel, as well as a non-voting Special Management Committee, will participate in the process and advise the Special Committee.




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         All parties have agreed to cooperate in the effort to obtain an acceptable Sale of the Company Transaction and thereby maximize value for the Partnership and other stockholders of the Company in a transaction that is determined by the Company's independent directors to be fair and in the best interest of the Company's stockholders. If this effort is successful, the sale proceeds received by the Partnership for the 66% of the Company stock which it holds will be distributed to Partners in the liquidation of the Partnership, after provision for liabilities, including, but not limited to the costs of the Settlement and attorneys' fees and expenses that may be awarded by the Court. If, despite the parties' best efforts, a Sale of the Company Transaction acceptable to the Special Committee cannot be achieved within six months of commencement of the Sales Process (a period of time which may be extended for good cause), then after provision for Liabilities, the Company stock held by the Partnership will be distributed to Partners in the Partnership liquidation in an orderly manner.

         The Defendants have also waived the General Partner's claim with regard to allocations of distributions to the General Partner under the Partnership Agreement after the Priority Return is reached. Specifically, the General Partner and certain Limited Partners claimed that, in a liquidation of the Partnership, the General Partner would be entitled to 100% of approximately the first $60-$65 million of distributions after the Priority Return is reached. Under the Settlement, the General Partner has agreed that after the Priority Return is reached, all proceeds of the liquidation will be allocated 70% to the Limited Partners and 30% to the General Partner.

         C.      THE NATURE OF THE DISPUTE AND CLAIMS BEING SETTLED.

         Plaintiffs claim that the General Partner and the individuals who ultimately own and control the General Partner have interests as officers and employees of the Company that conflict with the interests of the Partnership and its Limited Partners. Plaintiffs allege, among other things, that the General Partner and its affiliates failed to obtain the best possible price for the Partnership's stock in the Company. Plaintiffs allege that, instead, the Defendants attempted to entrench themselves and undertook various transactions that were not in the best interests of the Partnership, the Limited Partners or the Company itself. The Defendants deny all of the Plaintiffs' allegations.

         A summary of the dispute, and the nature of the Claims alleged, are set forth below. This summary does not purport to be complete, and Limited Partners should refer to the complaints and other pleadings filed in the Actions.

    DISPUTE REGARDING THE PROPOSED 1996 IPO OF ALL THE COMPANY STOCK HELD BY THE PARTNERSHIP AND LACK OF EFFORTS TO MAXIMIZE VALUE.

         In 1996, Plaintiffs' Counsel was retained to assist a substantial number of Limited Partners in a dispute with the General Partner over when and how best to wind up the affairs of the Partnership and liquidate the Limited Partners' investments. As part of their




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investigation, in April 1996, Plaintiffs' Counsel demanded an inspection of the
Partnership records.

         On August 1, 1996, the General Partner caused the Company to file with the Securities and Exchange Commission a registration statement providing for the sale by the Partnership to the public of all of the Company stock owned by the Partnership ("the IPO"). On August 28, 1996, in order to ensure that the IPO would not occur unless approved by Limited Partners, Plaintiffs' Counsel, acting on behalf of and with the authorization of Limited Partners holding over ten percent of the Units, formally demanded that the General Partner call a meeting of Limited Partners to vote on the IPO in accordance with the Partnership Agreement.

         In a September 10, 1996 letter to the Limited Partners, the General Partner announced the withdrawal of the IPO because of the Limited Partners' demand for a vote. The Defendants have acknowledged, as part of the Settlement, that the efforts of Plaintiffs and Plaintiffs' Counsel were instrumental in causing the General Partner to abandon the IPO.

         Plaintiffs contend that if the IPO had been implemented, the Partnership would have likely received less than $12 per share for its stock in the Company, an amount far less than what Plaintiffs believe was the true value of the stock. As discussed below, in November 1996, the Company realized approximately $11.85 net per share in an initial public offering of stock by the Company.

         Defendants deny these allegations. Defendants maintain that the proposed IPO was prudent, reasonable, and fair when proposed, and that there were no disabling conflicts of interest associated with the proposed IPO.

    ALLEGATIONS REGARDING THE COMPANY'S NOVEMBER 1996 PUBLIC OFFERING.

         In November 1996, the Company issued approximately 2.8 million new shares in a public offering at a price of approximately $13 per share. The Company received proceeds of approximately $11.85 per share, net of underwriting commissions and expenses. Plaintiffs allege that the Company's stock was offered at an artificially low price, causing the Partnership's ownership of the Company to be unfairly diluted from 100% to approximately 67% of the Company stock. Plaintiffs also allege that on or about October 24, 1996, in preparation for the November 1996 public offering, the Defendants caused the Company's certificate of incorporation and bylaws to be amended to eliminate the right of the Company's stockholders to act by written consent. Plaintiffs allege that this was designed to entrench the Company's management by making it more difficult for an acquirer to implement a change of control of the Company.

         The Defendants deny these allegations, and contend that the Company, which at the time was highly leveraged, needed equity capital to finance growth. Defendants also contend that the price at which the Company's newly issued shares were sold was the




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highest price the Company could obtain for its equity at the time, taking into account the significant debt that the Company had on its balance sheet and the great demand on the Company's business at the time for capital improvements and expansion. Finally, Defendants believe that all changes made to the Company's governance instruments were necessary and appropriate for a publicly held company and were designed to enhance and protect shareholder value.

    ALLEGATIONS REGARDING THE 1997 PROPOSED PLAN OF WITHDRAWAL AND DISSOLUTION AND OTHER ALLEGATIONS.

         In March 1997, the General Partner announced a Proposed Plan of Withdrawal and Dissolution ("the Plan"). Under the Plan, part of the Partnership's stock in the Company would have been sold in a public offering, and part of it would have been distributed over time to the Limited Partners. Plaintiffs allege that, like the August 1996 proposed IPO, the Plan would have caused the Partnership to forfeit any opportunity to obtain a premium for its controlling interest in the Company.

     Plaintiffs filed the Delaware Action on February 11, 1997 and the California Action on May 1, 1997. Plaintiffs' principal allegations were: that the Defendants breached their contractual and fiduciary duties to the Limited Partners by taking actions to entrench themselves in the Partnership and the Company; that certain stock options granted during the fourth quarter of the Company's 1994 fiscal year were improper; that the Company's Board of Directors breached fiduciary duties owed to the Partnership; that in connection with the Plan, the Defendants violated federal securities laws, breached their fiduciary duties, and violated the Partnership Agreement; and that the Plan violated the Partnership Agreement and the Limited Partnership Rollup Reform Act of 1993. Plaintiffs sought to have the General Partner removed and to have an independent liquidating trustee appointed to pursue the Partnership's right, as the controlling stockholder of the Company, to cause a sale of the Company, thereby obtaining a control premium for the Limited Partners.

         Defendants deny these allegations. Defendants contend that at the time the Plan was proposed, a sale of the Company would not have been in the best interests of stockholders, including the Partnership, and that the Plan offered Limited Partners the choice of receiving a fair market value for their limited partner interests or of receiving the Company stock held by the Partnership and thereby the opportunity to share in the Company's future growth. The General Partner believed at the time that the Plan was a better alternative for Limited Partners than a sale of the Company.

         On October 23, 1997, the Delaware Chancery Court preliminarily enjoined implementation of the Plan, stating that Plaintiffs' were probably correct in their contention that the Plan was not permitted by the terms of the Partnership Agreement, but permitted the vote of Limited Partners to continue. Thereafter, on November 6, 1997, this Court issued an order temporarily restraining implementation of the Plan. On November 7, 1997, at a special meeting of Limited Partners, Limited Partners holding approximately




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70% in interest of the Limited Partner interests voted in favor of the Plan.
On March 19, 1998, the Delaware Supreme Court affirmed the Delaware Chancery Court's preliminary injunction against the Plan. The Defendants withdrew the Plan on May 14, 1998, and have not proposed any other plan.

    THE SUTHERLAND PLAN.

         In May 1998, plaintiff Sutherland filed a preliminary proxy statement (revised in June and September 1998) with the Securities and Exchange Commission proposing a plan to remove the General Partner, dissolve the Partnership, and appoint an independent trustee to oversee the liquidation of the Partnership ("the Sutherland Plan"). The Sutherland Plan contemplated that the trustee would use his best efforts to obtain through a change of control transaction the highest value reasonably obtainable for the Company stock held by the Partnership. The Sutherland Plan further contemplated that if no such transaction occurred, the trustee would either distribute the Partnership's Company stock directly to the Partners or sell the stock in a registered offering and distribute the net proceeds to the Partners.

    SETTLEMENT NEGOTIATIONS AND PRELIMINARY APPROVAL.

         Beginning in September, 1998, the parties entered into extensive settlement discussions. The parties executed the Stipulation of Settlement on April 1, 1999. As part of the Settlement, Defendants acknowledge that their decision to seek out a Sale of the Company Transaction is a direct result of the California and Delaware Actions and the filing of proxy materials proposing the Sutherland Plan.

         On April 16, 1999, this Court granted preliminary approval to the Settlement and certified for purposes of settlement a Settlement Class comprised of the Limited Partners of the Partnership, exclusive of the Defendants, their agents and all persons acting in concert with them.

II.      DEFENDANTS' STATEMENT AND DENIAL OF WRONGDOING OR LIABILITY.

         The Defendants deny any and all wrongdoing of any nature whatsoever. They maintain that there were no disabling conflicts of interest associated with any of the transactions at issue and that they acted at all times in good faith and in what they genuinely believed to be the best interests of the Limited Partners, the Partnership, the Company and all of the Company's stockholders. The Defendants also maintain that various defenses preclude any
recovery by plaintiffs.   Accordingly, the Settlement is not, and should not be
viewed as, evidence of or an admission or concession on the part of any of the Defendants with respect to any claim of any fault, liability, wrongdoing or damage.




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
III.     MATERIAL TERMS OF THE SETTLEMENT

         A. THE GENERAL PARTNER WILL RETIRE AND THE COURT WILL APPOINT A LIQUIDATING TRUSTEE TO WIND UP THE AFFAIRS OF THE PARTNERSHIP

         The Settlement calls for the General Partner to retire as the general partner of the Partnership. Pursuant to Section 11(a)(iv) of the Partnership Agreement, the retirement of the General Partner will result in an immediate dissolution of the Partnership.

         The Court will appoint an independent Liquidating Trustee pursuant to
Section 17-803(a) of the Delaware Revised Uniform Limited Partnership Act. The appointment of the Liquidating Trustee will be effective upon the retirement of the General Partner. The Liquidating Trustee will carry out the winding up of the Partnership in accordance with the terms of the Settlement, including, without limitation: (i) taking any actions that may be necessary to consummate a Sale of the Company Transaction approved in accordance with the Settlement, including the disposition of all or substantially all of the stock of the Company owned by the Partnership; and (ii) effecting a Common Stock Distribution in the event no Sale of the Company Transaction occurs. All fees and expenses of the Liquidating Trustee will be paid by the Partnership.

         Certain provisions of the Partnership Agreement permit the Limited Partners, by unanimous agreement, to elect a successor general partner and continue the business of the Partnership, or to reconstitute the Partnership, following the retirement of a general partner. However, the Plaintiffs, who are Limited Partners, have agreed as a part of the Settlement that they will not consent to any such action. Accordingly, on the date the General Partner retires, the Partnership will be dissolved and the Liquidating Trustee will be required pursuant to Section 11 of the Partnership Agreement and Sections 17-801, 17-803 and 17-804 of the Delaware Revised Uniform Limited Partnership Act to wind up the Partnership's affairs and, upon completion of winding up, to terminate its existence.

         B. THE SALE OF THE COMPANY PROCESS, THE PARTICIPANTS IN THAT PROCESS, AND THEIR ROLES


         The Company will, diligently and in good faith, undertake a process designed to result in a Sale of the Company Transaction ("the Sales Process"). The Beacon Group Capital Services, LLC, a prominent investment banking firm, or such other Financial Advisor as the Plaintiffs and the Defendants agree upon ("the Financial Advisor"), will be retained by the Company to assist the Company and the Partnership in consummating a Sale of the Company Transaction. The Sales Process will be conducted in the manner customarily employed by the Financial Advisor in connection with transactions comparable to the Sale of the Company Transaction. The fees of the Financial Advisor and other expenses of the Sales Process will be paid by the Company.

         The Board of Directors of the Company will appoint a Special Committee comprised of those directors of the Company who are neither affiliated with the General




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
Partner nor employees of the Company. The Special Committee shall direct and oversee the Sales Process and, after consultation with the Special Advisory Committee, will approve or reject any Sale of the Company Transaction proposal.

         The Special Committee will appoint a Special Advisory Committee comprised of two persons selected by Plaintiffs' Counsel with the consent of Defendants. The Special Committee will also appoint a Special Management Advisor, chosen by Defendants with the consent of Plaintiffs' Counsel. Both the Special Advisory Committee and the Special Management Advisor will be kept fully informed of the Sales Process and will have the right to monitor and discuss the Sales Process with either or both of the Special Committee and the Financial Advisor.

         In the event the person appointed as the Special Management Advisor becomes associated with another participant in a proposed Sale of the Company Transaction, the appointment of that person as Special Management Advisor will terminate and the Special Committee will appoint as a successor Special Management Advisor a person who has no association with any such participant in a proposed Sale of the Company Transaction. Any successor Special Management Advisor will be chosen by the Defendants with the consent of Plaintiffs' Counsel.

         C. WHAT IF THERE IS A BONA FIDE PROPOSAL FOR A SALE OF THE COMPANY TRANSACTION?

         If, at any time during the Sales Process, one or more potential acquirers (whether or not any such potential acquirer was identified through the Sales Process) makes a bona fide proposal relating to a Sale of the Company Transaction, including without limitation a bona fide proposal to negotiate a Sale of the Company Transaction, the Special Committee will negotiate with each such potential acquirer in a good faith attempt to obtain a bona fide offer to consummate a Sale of the Company Transaction that will maximize value for the Company's stockholders, including the Partnership. If, at any time during the Sales Process, a bona fide offer to consummate a Sale of the Company Transaction is received from any potential acquirer, the Special Committee and the Special Advisory Committee will promptly convene and consider the offer. The Special Advisory Committee will make recommendations to the Special Committee regarding whether to accept or reject the offer. The Special Committee, consistent with its fiduciary duties to the Partnership and the Company's other stockholders, will determine whether to accept or reject the offer.

         Upon approval of a Sale of the Company Transaction by the Special Committee, the Board of Directors of the Company, consistent with its fiduciary duties to the Company's stockholders, will take such action as may be necessary or desirable in order to consummate promptly such Sale of the Company Transaction. The Liquidating Trustee, consistent with the terms of the Settlement, will also take such action as may be necessary or desirable in order to consummate promptly such Sale of the Company Transaction.




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         Any Sale of the Company Transaction approved by the Special Committee will occur after dissolution of the Partnership. Accordingly, Section 7(i) of the Partnership Agreement will not be applicable to any such Sale of the Company Transaction, and the transaction may be consummated by the Liquidating Trustee and the Partnership without a vote, consent or other action by the General Partner or the Limited Partners.

         D.      WHEN WILL THE SALES PROCESS COMMENCE AND HOW LONG WILL IT
                 LAST?

         The Board of Directors of the Company may, in its good faith business judgment, commence the Sales Process at any time after entry of the order finally approving the Settlement. However, the Sales Process must commence no later than ten (10) business days after the appointment of the Liquidating Trustee.

         The Sales Process will formally commence on the first date following final approval of the Settlement that the Company, or the Financial Advisor on behalf of the Company, distributes written information inviting interested persons to contact the Company or the Financial Advisor with respect to a Sale of the Company Transaction. The Sales Process will continue for an initial term of six (6) months from the date of commencement. The Sales Process, under certain conditions specified in the Settlement Agreement, may be extended for such reasonable amount of time as the Special Committee in its good faith business judgment, and in consultation with the Special Advisory Committee, determines to be appropriate. The Special Committee may, in consultation with the Special Advisory Committee, terminate the Sales Process prior to the date on which the six-month term (or any extension of that term) is scheduled to expire, if a bona fide offer for a Sale of the Company Transaction is accepted by the Special Committee.

         A Sale of the Company Transaction will not be consummated until the Settlement is deemed "Final" (meaning that it can no longer be disapproved or overturned by any court).

         E.      WHAT IF THERE IS NO SALE OF THE COMPANY TRANSACTION?

         If, after a diligent good faith effort in accordance with the provisions of this Settlement, no Sale of the Company Transaction is approved by the Special Committee and consummated, the Partnership will be liquidated in accordance with the terms of the Partnership Agreement and the Settlement. The Liquidating Trustee will wind up the Partnership's business affairs and, after provision for the Partnership's Liabilities, make a Common Stock Distribution through one or more liquidating distributions to the Limited Partners and the General Partner of the Company's stock owned by the Partnership. If a Common Stock Distribution is made, for purposes of determining whether the Priority Return has been reached, the value per share of the Company's stock will be the average trading price of the Company's stock, in the 30-day period starting four trading days after the date that a public announcement is made that there will be no Sale of the Company Transaction.

         F. AGREEMENT TO PLAINTIFFS' INTERPRETATION OF THE PRIORITY RETURN PROVISION IN THE PARTNERSHIP AGREEMENT.

         Under the Partnership Agreement, until the Priority Return is reached, Partnership distributions are allocated 1% to the General Partner and 99% to the Limited Partners. The General Partner and certain Limited Partners asserted that, in a liquidation of the Partnership, the General Partner would be entitled to 100% of all distributions after the Priority Return was reached until the General Partner had received distributions totaling approximately $60 to $65 million, and thereafter distributions would begin to be allocated 30% to the General Partner and 70% to the Limited Partners. The Plaintiffs alleged that under the Partnership Agreement, once the Priority Return is reached, all further distributions are to be allocated 30% to the General Partner and 70% to the Limited Partners.

         As part of the Settlement, after Limited Partners have received distributions equaling the Priority Return, all further distributions, if any, to Partners of the Partnership will be allocated 70% to the Limited Partners and 30% to the General Partner.

         G. WHO IS THE LIQUIDATING TRUSTEE AND WHAT WILL THE LIQUIDATING TRUSTEE DO?

         The Liquidating Trustee will be Frederick S. Wyle, Esq., of the Law Offices of Frederick S. Wyle, Three Embarcadero Center, Twenty-Eighth Floor, San Francisco, CA 94111-4066. Mr. Wyle has extensive experience serving as a trustee and receiver, having handled numerous major cases over the last twenty-five years. Mr. Wyle has also served as a Deputy Assistant Secretary of Defense for International Security Affairs (from 1965 to 1969) and as chief executive officer of SR Publishing Assets Industries, Inc. (from 1973 to 1976).

         The Liquidating Trustee will have responsibility for winding up the Partnership's affairs in accordance with the terms of the Final California Judgment, the Settlement and the provisions of the Partnership Agreement relating to the dissolution of the Partnership and the distribution of its assets on liquidation. The Liquidating Trustee is required to take all action necessary in order to effect a Sale of the Company Transaction or a Common Stock Distribution, whichever results from the Sales Process, and to make liquidating distributions as contemplated by the Settlement. The Liquidating Trustee will use Partnership assets to satisfy or make reasonable provisions for the satisfaction of all Partnership obligations, including satisfaction of any fees and expenses awarded by the Court to Plaintiffs' Counsel. The Liquidating Trustee will be authorized to dispose of shares of stock of the Company owned by the Partnership to the extent necessary to provide for Partnership obligations; will act as the Partnership's tax matters partner for purposes of the Internal Revenue Code; will be authorized to invest cash held by the

Partnership in demand or time deposits, short term certificates of deposit or United States Treasury bills maturing in not more than 30 days, and similarly commonly recognized money market short term investments issued or guaranteed by the United States or an agency of the Unites States and will not otherwise invest Partnership property, and will have the power to prosecute, defend and settle claims for or against the Partnership, except that the Liquidating Trustee will not have the power or authority to commence actions against the Plaintiffs or the Defendants that relate to or arise out of the Settlement or the Sales Process. The Liquidating Trustee is required, however, to cause the Partnership to join in any such suit as a nominal party at the request of any of the Plaintiffs or Defendants who commence such a suit.

         The Liquidating Trustee will be entitled to compensation from the Partnership on an hourly basis at the rate of $350 per hour for the Liquidating Trustee's services and to reimbursement of expenses incurred on behalf of the Partnership in winding up its affairs. The Liquidating Trustee will not be liable for any loss or damages resulting from the Liquidating Trustee's status or service as Liquidating Trustee, except for any loss or damages resulting from the Liquidating Trustee's own gross negligence or willful misconduct. Except in cases where the Liquidating Trustee has committed gross negligence or willful misconduct, the Liquidating Trustee will be entitled to indemnification from the Partnership for any liabilities or expenses the Liquidating Trustee may incur as a result of any suit or other legal proceeding resulting from the Liquidating Trustee's status or service as Liquidating Trustee, including the right to have any litigation expenses paid in advance.

         Under certain provisions of the Partnership Agreement, the Partnership has an option to acquire a substantial part of a retired general partner's interest in the Partnership. However, the Settlement provides that the Liquidating Trustee will not cause the Partnership to exercise any such option and that the General Partner will retain its entire economic interest in the Partnership as the "Remaining Interest" contemplated by and provided for in
Section 7(g)(ii) of the Partnership Agreement, and the General Partner will be entitled to receive distributions in respect of such Remaining Interest as provided in Sections 6(f), 7(g)(ii) or other applicable provisions of the Partnership Agreement.

         H.      WHY DO PLAINTIFFS' COUNSEL RECOMMEND THE SETTLEMENT?

         The Settlement calls for the General Partner to retire. Then, under the direction of the Special Committee of the Company's independent directors, assisted by the Financial Advisor, there will be a diligent, good faith effort to accomplish a Sale of the Company Transaction that maximizes value for the Partnership, the Limited Partners and the stockholders of the Company. The Special Advisory Committee, composed of two persons selected by Plaintiffs' Counsel, as well as the Special Management Advisor, will participate in the process in an advisory capacity. The Sales Process and prospect of a Sale of the Company Transaction remove any entrenchment concerns and afford all stockholders of the Company an opportunity to obtain for their stock the type of premium over current market prices typically associated with a change of control transaction. The Settlement thus will accomplish all of the principal goals of the California and Delaware Actions, namely a fair and reasonable effort to maximize value for stockholders of the Company, including the Partnership, through a Sale of the Company Transaction and a liquidation of the Partnership on terms favorable to Limited Partners.

         In the event there is no Sale of the Company Transaction, the resulting Common Stock Distribution will eliminate the Partnership as a 66% stockholder and materially increase the public float for the Company's common stock. This may be reasonably expected to create a better trading market for the Company's stock. The Limited Partners will benefit from the complete dissolution and winding up of the affairs of the Partnership, the distribution to them of stock of the Company, and the anticipated improvement in the trading market for the Company's stock.

         In addition, the Settlement eliminates the General Partner's previous claim that, in a liquidation of the Partnership, the General Partner would be entitled, under the Partnership Agreement, to 100% of the first $60 - $65 million in Partnership distributions after the Priority Return is reached. If the Priority Return is exceeded, this provision of the Settlement will produce a direct and potentially significant monetary benefit to the Limited Partners.

         The lawsuits were settled after months of arms-length negotiations between the parties. In settling the claims, Plaintiffs' Counsel have also taken into account facts obtained through discovery and during the confidential settlement negotiations. Plaintiffs' Counsel also investigated and met with the proposed Financial Advisor. Plaintiffs' Counsel have also considered the expense and length of time necessary to prosecute the Delaware and California Actions through trial and any appeals; the uncertainties associated with the outcome of the Actions or any litigation; the risks associated with the Sutherland Plan; and the benefit provided to the Limited Partners and stockholders of the Company by the proposed Settlement. Based on their evaluation of these and other factors, Plaintiffs' Counsel believe the Settlement is clearly in the best interests of the Limited Partners, the Partnership and the Company's stockholders.

         I.      WHAT ARE THE ATTORNEYS' FEES AND EXPENSES?

         Plaintiffs' Counsel intend to apply to the Court for an award of attorneys' fees and reimbursement of expenses in connection with all of their efforts and all claims relating to the August 1996 proposed IPO, the California and Delaware Actions, the Sutherland Plan, the Settlement, and their participation in the Sales Process. The Settlement is not conditioned on court approval of Plaintiffs' Counsel's fee application. Under the terms of the Settlement, the Defendants have agreed to take no position on Plaintiffs' Counsel's fee application. Plaintiffs' Counsel have undertaken to fully support the Settlement regardless of any action that may be taken with respect to the fee application.

         Plaintiffs' Counsel will apply to the Court for the Partnership to pay their attorney's fees as follows: (a) if a Sale of the Company Transaction is consummated, for fees not to exceed eighteen percent (18%) of the difference between the amount received per share by the Partnership for the Company's stock and $13.00 per share, multiplied by the number of shares of Company stock owned by the Partnership; (b) if no Sale of the Company Transaction is consummated, for fees not to exceed eighteen percent (18%) of the difference between the average trading price of the Company's stock, in the 30-day period starting four trading days after the date that a public announcement is made that there will be no Sale of the Company Transaction, and $13 per share, multiplied by the number of shares of Company stock owned by the Partnership. The Partnership owns 5,699,194 shares of the Company's stock. Plaintiffs' Counsel will also apply for reimbursement of costs and expenses by the Partnership in an amount no greater than $280,000, plus any reasonable expenses and costs Plaintiffs' Counsel may subsequently incur in connection with the administration of the Settlement or with the Sales Process. The terms of fee agreements between a significant number of Limited Partners and Plaintiffs' Counsel provide that Plaintiffs' Counsel would be entitled to twenty-five percent (25%) of the liquidation proceeds payable to each such Limited Partner above approximately $13 per share of Company stock. Plaintiffs' Counsel will waive enforcement of all such fee agreements if their fee application is approved.

         Plaintiffs' Counsel's fee application will request that any Court-awarded fees and expenses of Plaintiffs' Counsel be paid by the Partnership to Plaintiffs' Counsel (i) if a Sale of the Company Transaction is consummated, in the same form (i.e., cash, securities or a combination of both) as distributions to Limited Partners following a Sale of the Company Transaction and (ii) if no Sale of the Company Transaction is consummated, in shares of the Company's common stock having a value equal to the amount of the fees and expenses awarded by the Court.

         The fee application will also request that the fees and expenses awarded to Plaintiffs' Counsel be paid within five days after a Sale of the Company Transaction is consummated or, if there is no Sale of the Company Transaction such that a Common Stock Distribution will occur, as soon as practical following a determination of the value of the shares of stock to be distributed in the Common Stock Distribution.

         J.      WHAT CLAIMS ARE BEING RELEASED?

         If the Court approves the Settlement, each member of the Settlement Class as well as the Partnership and the Company will have released and forever discharged the Defendants from any and all claims, damages and liabilities of any nature, and whether asserted directly or indirectly (by subrogation or otherwise, to the extent permitted by law or applicable contract), known or unknown, suspected or unsuspected, in law or equity, relating in any way to any conduct prior to entry of the Final California Judgment concerning the Partnership or the Company that were or that could have been alleged in the Delaware Action or California Action, including, without limitation, claims for violations of Section 11 of the Securities Act of 1933, Section 12 of the Securities Act of

1933, SEC Rule 10b-5, SEC Rule 13b2-2, SEC Rule 14a-3, SEC Rule 14a-4, SEC Rule 14a-6, SEC Rule 14a-9, SEC Regulation S- K, the Limited Partnership Rollup Reform Act of 1993, breach of contract, breach of the Partnership Agreement, breach of fiduciary duty, breach of duty of care, breach of duty of loyalty, unlawful coercion, fraud, mismanagement, self- dealing, waste, negligent or intentional misrepresentation, negligence, gross negligence, and violations of any state, federal, common or other governmental law, statute, rule or regulation ("the Released Claims").

         In addition, each Defendant, including the Partnership and the Company, shall not be permitted to assert any claim, demand, action, suit, or cause of action, whether directly, representatively, derivatively or in any other capacity, against Plaintiffs and Plaintiffs' Counsel such that Plaintiffs and Plaintiffs' Counsel shall not be liable, responsible or accountable in damages or otherwise to the Partnership, the Company or any of the other Defendants for any conduct, prior to entry of the Final California Judgment, in connection with the IPO, the Delaware Action, the California Action, or the Sutherland Plan, or otherwise in connection with any action by Plaintiffs or Plaintiffs' Counsel, including without limitation any action on behalf of or as part of the representation of any Limited Partner, prior to entry of the Final California Judgment.

         Upon Court approval of the Settlement, each member of the Settlement Class, as well as the Partnership and the Company, will have waived and released any and all provisions, rights and benefits conferred by Section 1542 of the California Civil Code, which reads:

    SECTION 1542. Certain Claims Not Affected by General Release. A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

In addition, each member of the Settlement Class as well as the Partnership and the Company will have waived and released any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to
Section 1542 of the California Civil Code. Each of the Plaintiffs and members of the Settlement Class as well as the Partnership and the Company may hereafter discover facts other than or different from those which he, she or it knows or believes to be true with respect to the Released Claims, but each of the members of the Settlement Class as well as the Partnership and the Company, if the Settlement is approved, will waive and fully, finally and forever settle and release any known or unknown, suspected or unsuspected, contingent or non-contingent claim with respect to the Released Claims, whether or not concealed or hidden, without regard to the subsequent discovery or existence of such different or additional facts.

         K.      WHAT IS THE SETTLEMENT APPROVAL PROCEDURE?

         The Court will hold a Settlement Hearing on May 24, 1999 at 2:00 p.m., before the Honorable Claudia Wilken, United States District Judge, at the United States Courthouse, (1301 Clay Street, 4th Floor, Oakland, California 94612). The purpose of the Settlement Hearing will be to determine, among other things: (1) whether the approval of the Settlement and full release of the claims which were or could have been asserted in the California and Delaware Actions in exchange for the terms of the Settlement is fair, just, reasonable and adequate and in the best interests of the Settlement Class and the Partnership and should be approved by the Court; (2) whether the application of Plaintiffs' Counsel for an award of attorneys' fees and expenses should be approved; (3) whether the California and Delaware Actions should be dismissed on the merits and with prejudice as set forth in the Stipulation and Agreement of Settlement filed with the Court, dated as of April 1, 1999.

         Although you may attend these hearings in person or through your own attorney, you are not required to do so. If you wish to comment in support of or in opposition to any aspect of the proposed Settlement and/or the fee application of Plaintiffs' Counsel, you may do so, but you must file your detailed comments or objections with the Clerk of the Court, United States District Court for the Northern District of California, 1301 Clay Street, Oakland, California 94612, on or before May 14, 1999. You must include your name and current address. A copy of any written comment, objection or notice must also be sent, so that it is received on or before May 14, 1999, to:

         The Mills Law Firm
         300 Drake's Landing
         Suite 155
         Greenbrae, California 94904

         (one of the attorneys for Plaintiffs)

                 and

         Bruce D. Angiolillo, Esq.
         Simpson Thacher & Bartlett
         425 Lexington Avenue
         New York, New York 10017

         (attorneys for Defendants) .

         If you intend to be heard at the fairness hearing in person or through your own attorney, you must file a written notice of intent to be heard with the Clerk of the Court on or before May 14, 1999, which must set forth your intention to appear personally and which must state in detail the nature of your comments or objections. A copy of any such written notice of intent to be heard must also be sent, so that it is received on or before May 14, 1999, to:

         The Mills Law Firm
         300 Drake's Landing
         Suite 155
         Greenbrae, California 94904

         (one of the attorneys for Plaintiffs)

                 and

         Bruce D. Angiolillo, Esq.
         Simpson Thacher & Bartlett
         425 Lexington Avenue
         New York, New York 10017

         (attorneys for Defendants) .

         The fairness hearing may be continued by the Court without further notice to the Settlement Class.

IV.      DEFINITIONS USED IN THIS NOTICE

         Capitalized terms used in this Notice have the following meanings:

         "Actions" means the California Action and the Delaware Action.

         "Board of Directors" means the board of directors of the Company.

         "California Action" means the lawsuit entitled Wininger, et al. v. SI Management L.P., et al., No. C97-1622CW, which is pending in the United States District Court for the Northern District of California.

         "Claims" means the claims asserted against the Defendants in the Actions and described generally in Sections I.C and III.J of this Notice.

         "Common Stock Distribution" means a liquidating distribution or series of liquidating distributions by the Partnership to the Partners of all common stock of the Company held by the Partnership (after satisfaction of or adequate provision for all Partnership liabilities, including payment of Court-awarded fees and expenses to Plaintiffs' Counsel, which liabilities may be satisfied in whole or in part through the sale or transfer of shares of common stock of the Company owned by the Partnership).

         "Company" means Synthetic Industries, Inc., a Delaware corporation.

         "Court" means the United States District Court for the Northern District of California.

         "Defendants" means SI Management, L.P., Synthetic Management, G.P., Leonard Chill, Jon P. Beckman, W. Wayne Freed, Ralph Kenner, W. Gardner Wright, Chill Investments, Inc., Beckman Investments, Inc., Freed Investments, Inc., Kenner Investments, Inc., W.G. Wright Investments, Inc., Joseph F. Dana, Lee J. Seidler, William J. Shortt, Robert L. Voigt, Synthetic Industries, Inc., and Synthetic Industries, L.P., each of whom is a defendant or nominal defendant in the Actions.

         "Delaware Action" means the lawsuit entitled Wininger, et al. v. SI Management, L.P., et al., Consol. No. 15538NC, which is pending in the Court of Chancery of the State of Delaware.

         "Final:" The Settlement will be considered to be "Final" when final, nonappealable orders dismissing the California and Delaware Actions and approving the Settlement have been entered.

         "Final California Judgment" means the order and judgment of the Court finally approving the Settlement, dismissing the California Action, and granting certain ancillary relief.

         "Financial Advisor" means Beacon Group Capital Services, LLC, or such other financial advisor mutually agreed upon by the Defendants and the Plaintiffs.

         "General Partner" means SI Management L.P., a Delaware limited partnership serving as the sole general partner of the Partnership.

         "IPO" means the initial public offering of all of the Partnership's stock in the Company that was proposed by the General Partner in August of 1996.

         "Liabilities" means the liabilities of the Partnership, including, but not limited to costs of settlement and attorneys' fees and expenses that may be awarded by the Court.

         "Limited Partners" means limited partners of the Partnership.

         "Liquidating Trustee" means the liquidating trustee appointed by the Court in connection with the approval of the Settlement and pursuant to the Stipulation of Settlement.

         "Notice" means this Notice of Settlement of Class, Derivative, and Double Derivative Actions.

         "Partners" means the Limited Partners and the General Partner.

         "Partnership" means Synthetic Industries, L.P., a Delaware limited partnership.

         "Partnership Agreement" means the Amended and Restated Limited Partnership Agreement of Synthetic Industries, L.P., dated November 11, 1986, as amended by an amendment thereto dated as of November 11, 1986.

         "Plaintiffs" means Dwight E. Wininger, Charlene E. Sutherland and Gary
T. Charlebois, each of whom is a plaintiff in the California Action or the Delaware Action or both.

         "Plaintiffs' Counsel" means The Mills Law Firm, 300 Drake's Landing, Suite 155, Greenbrae, California 94904, telephone: (415) 464-4770; and Smith, Katzenstein & Furlow, LLP, 800 Delaware Avenue, P.O. Box 410, Wilmington, DE 19899, telephone: (302) 652-8400.

         "Plan" means the Plan of Withdrawal and Dissolution first proposed by the General Partner in March 1997.

         "Priority Return:" Section 6(d) of the Partnership Agreement provides that the "Priority Return" is reached when "the amount distributed to the Partners shall have equaled the aggregate Capital Contributions of the Partners, plus a return of 6% per annum, compounded annually on the amount from time to time equal to the excess of the aggregate Capital Contributions of the Partners over the aggregate Distributions to the Partners."

         "Released Claims" means the claims against the Defendants described in Sections I.C and III.J of this Notice, that were or could have been alleged in the Actions, all of which are to be released pursuant to the Settlement.

         "Sale of the Company Transaction" means any transaction or combination of transactions, whether a merger, consolidation, reorganization, sale to a third party of the Company's stock, sale of assets or other similar transaction, that results in or is designed to result in, one or more of (i) a transfer of beneficial ownership of all or substantially all of the currently issued and outstanding common stock of the Company, (ii) a disposition of all or substantially all of the Company's assets, or (iii) the liquidation of the Company.

         "Sales Process" means the process designed to result in a Sale of the Company Transaction which the Company and the Partnership, with the assistance of the Financial Advisor, are obligated under the Settlement Agreement to diligently and in good faith formally carry out.

         "Settlement" means the terms of the settlement of the Actions as contemplated by the Stipulation of Settlement.

         "Settlement Class" means all of the Limited Partners, excluding the Defendants, their agents and all persons acting in concert with them.

         "Settlement Hearing" is the hearing described in Section III.K of this Notice at which the Court will determine, among other things, whether final approval should be granted to the Settlement and whether the application of Plaintiffs' Counsel for attorneys' fees and expenses should be approved.

         "Special Advisory Committee" means the committee described in Section III.B of this Notice, which will be comprised of two persons selected by Plaintiffs' Counsel with the consent of the Defendants, which will be kept fully informed of the Sales Process, which will have the right to monitor and discuss the Sales Process with either or both of the Special Committee and the Financial Advisor, and which will make recommendations to the Special Committee regarding whether to accept or reject each bona fide offer that may be made to consummate a Sale of the Company Transaction.

         "Special Committee" means the committee of the board of directors of the Company described in Section III.B of this Notice, which will be comprised of the directors of the Company who are not employees of the Company or affiliated with the General Partner, which will direct and oversee the Sales Process, and which will, after consultation with the Special Advisory Committee, approve or reject any Sale of the Company Transaction proposal.

         "Special Management Advisor" means the person described in Section III.B of this Notice, who will be selected by the Defendants with the consent of Plaintiffs' Counsel, who will be kept fully informed of the Sales Process, and who will have the right to monitor and discuss the Sales Process with either or both of the Special Committee and the Financial Advisor.

         "Stipulation of Settlement" means the Stipulation and Agreement of Settlement dated April 1, 1999 by and among the Plaintiffs and the Defendants as preliminarily approved by the Court on April 16, 1999.

         "Sutherland Plan" means the plan for the dissolution and liquidation of the Partnership described in the preliminary proxy materials filed by Plaintiff Sutherland with the Securities and Exchange Commission and summarized in Section I.C of this Notice under the heading "The Sutherland Plan."

         "Unit(s)" means the units of limited partnership interest issued by the Partnership and representing a Limited Partner's interest in the Partnership.

V.       WHERE CAN YOU GET ADDITIONAL INFORMATION?

         For further information regarding the litigation and this notice, please contact The Mills Law Firm, 300 Drake's Landing, Suite 155, Greenbrae, California 94904,

Telephone: (415) 464-4770, Facsimile: (415) 464-4777; or Smith, Katzenstein & Furlow, LLP, 800 Delaware Avenue, P.O. Box 410, Wilmington, DE 19899,
Telephone: (302) 652-8400, Facsimile: (302) 652-8405.

         A copy of the Partnership Agreement is on file with the Securities and Exchange Commission as an exhibit to the Company's Form S-4/A registration statement filed on August 8, 1997, which can be electronically accessed at http://www.sec.gov. Copies of the Partnership's and Company's current and former Form 10-K annual reports and Form 10-Q quarterly reports are likewise on file with the Securities and Exchange Commission and can be electronically accessed at http://www.sec.gov. Copies of these materials may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Copies of these materials may also be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices in New York (Seven World Trade Center, 13th Floor, New York, New York 10048), and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of these materials may also be inspected at the offices of the NASDAQ National Market, 1735 K Street, N.W., Washington, D.C. 20006.

PLEASE DO NOT CALL THE COURT.




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